SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

PHARMERICA CORPORATION

(Name of Subject Company)

PHARMERICA CORPORATION

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

71714F104

(CUSIP Number of Class of Securities)

Tom Caneris

Senior Vice President & General Counsel

PharMerica Corporation

1901 Campus Place, Louisville, KY 40299

(502) 627-7536

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rodney H. Bell

Holland & Knight LLP

701 Brickell Avenue, Suite 3000

Miami, Florida 33131

(305) 374-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by PharMerica Corporation, a Delaware corporation (“PharMerica” or the “Company”), on September 20, 2011, as amended on September 23, 2011, September 27, 2011, October 13, 2011, October 24, 2011, October 27, 2011 and November 7, 2011. The Statement relates to the tender offer by Omnicare, Inc. (“Omnicare”) through Philadelphia Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Omnicare (“Omnicare Sub”), to purchase all of the outstanding Shares at a price of $15.00 per share, net to the seller in cash, without interest and subject to any required withholding of taxes, on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Omnicare and Omnicare Sub with the SEC on September 7, 2011, and subsequently amended on September 9, 2011, September 23, 2011, September 30, 2011, October 5, 2011, October 25, 2011, October 27, 2011 and November 10, 2011. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Offer.”

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 4.	The Solicitation or Recommendation

Item 4 of the Statement is hereby amended and supplemented by inserting the following at the end of the subsection under the heading “Background of the Offer and Reasons for Recommendation-Background of the Offer” on page 10 of the Statement:

“On or about November 14, 2011, Mr. Weishar sent a letter to Mr. Figueroa. The full text of the letter sent to Omnicare on or about November 14, 2011 follows:

November 14, 2011

John Figueroa

Chief Executive Officer

Omnicare, Inc.

1600 RiverCenter II

100 East RiverCenter Boulevard

Covington, Kentucky 41011

Dear Mr. Figueroa:

As conveyed to you during our telephone call last week, PharMerica is concerned that despite launching a hostile tender offer for the shares of PharMerica stock, Omnicare continues to be unwilling to engage in meaningful negotiations regarding the terms of a potential business combination transaction between the two companies. You indicated that Omnicare is unwilling to entertain any discussions regarding price or antitrust risk sharing until Omnicare has conducted exhaustive due diligence on PharMerica. We believe such a position is disingenuous. Omnicare was perfectly willing to launch its hostile tender offer without the benefit of any advance due diligence and at the time was requesting only the opportunity to conduct confirmatory due diligence later. There is no reason why the same process could not be followed now; or in the alternative, as we have offered to do on multiple occasions, provide Omnicare with substantial non- client proprietary information.

Instead, Omnicare has repeatedly imposed and changed the preconditions for Omnicare engaging in meaningful discussions. For example, after our call earlier this week, Omnicare sent PharMerica an 11 page due diligence request list. This request is substantially longer and more comprehensive than the earlier requests of Omnicare, such as the 4 page request made on October 14th. Knowing full well that PharMerica can not reveal all of its most sensitive business information, Omnicare is now imposing such a requirement as a pre-condition to any further discussions. Also, as you know, we offered in writing to provide a good part of the items requested by Omnicare on October 14th.

Omnicare’s actions reveal the truth that Omnicare has no intention of agreeing to terms with PharMerica, if at all, until after the Federal Trade Commission has completed its review of the transaction. In fact, during our in-person meeting on October 19, 2011, you stated that one of the strategies considered by Omnicare was to do exactly that - wait until the FTC review is completed before negotiating deal terms with PharMerica. Omnicare’s CFO, John Workman, has made the same statements publicly. This strategy is completely inconsistent with Omnicare’s public statements, which we believe have materially misled both the stockholders of PharMerica and Omnicare regarding your true intentions.

Omnicare’s unwillingness to engage in negotiations with PharMerica indicates that Omnicare may have other motives for launching its hostile tender offer and that one of the true purposes for Omnicare’s actions has been to inflict damage on PharMerica’s business, thereby improving Omnicare’s competitive position. PharMerica’s belief is unfortunately bolstered by the conduct of Omnicare representatives who have repeatedly made misrepresentations to PharMerica’s customers, potential customers, or employees that are clearly designed to damage PharMerica’s business, contractual, or employee relationships.

PharMerica remains willing to engage in meaningful discussions regarding the terms of a potential business combination, but PharMerica will not put its competitive position at risk without any assurance that Omnicare is willing to complete a transaction on appropriate and mutually agreeable terms.

Please be advised that PharMerica will take all appropriate actions to protect its business relationships and the interest of its stockholders.

Sincerely,

/s/ Gregory S. Weishar

Gregory S. Weishar

Chief Executive Officer”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHARMERICA CORPORATION

By:	/s/ Thomas A. Caneris
Name:	Thomas A. Caneris
Title:	Senior Vice President, General Counsel, Compliance Officer and Secretary

Dated: November 15, 2011